February 26, 2010

Timothy Buzby
Chief Financial Officer
Federal Agricultural Mortgage Corporation
1133 Twenty-First Street, N.W.
Washington, D.C. 20036

Re: Federal Agricultural Mortgage Corporation
    Form 10-K for December 31, 2008
    File Number 1-14951

Dear Mr. Buzby:

We have reviewed your letter dated February 8, 2010, and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008, filed March 16, 2009
Business, page 5

1. We note your response to our prior comment number one. We also see the affiliate information in Note 3 to the financial statements. In future filings please revise the

business disclosure and MD&A sections where appropriate to provide a tabular presentation of this situation. Please include the names of these parties, their ownership level and quantification of the principal aspects of your business relationship. This might include loans made to these parties, loans purchased from them, etc. This might need to be for a multiyear period. Please also briefly describe this interdependence textually.

Transactions with Related Persons in 2008

2. We note your response to our prior comment number 7. For future filings, if you are taking the position that Instruction 4(c)(ii-iii) to Item 404 of Regulation S-K does not apply to you, you will need to provide the other information required by Item 404(a). Please confirm your understanding of this situation.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

Please direct any questions on accounting matters to Paul Cline, Staff Accountant, at 202-551-3851, or to Kevin Vaughn, Accounting Branch Chief, at 202-551-3494. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3434.

Sincerely,

Michael Clampitt
Senior Attorney

By FAX: Timothy Buzby
FAX number 202-872-7713